Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 12, 2013	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold provides notice of the 2012 year end financial results on March 20, 2012

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) announces that its year end financial statements will be released prior to market open on March 20, 2013, followed by a conference call to discuss the results at 11:00 am (EST). Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the following passcode 452728 or following this link http://selfreg6.bellconferia.ca/webportal3/reg.html?Acc=1264852366&Conf=125022. After entering your information, you will be given a passcode and pin that you will need to join the conference call on March 20. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until March 26, 2013, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 4258434. A live and archived audio webcast will also be available at www.timminsgold.com.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of from 125,000 to 130,000 ounces of gold in 2013. Timmins Gold continues to fund all of its operations, expansion and drilling from existing cash flows. Management is of the view that the Company is well positioned to continue realizing current gold prices, generating strong margins and increasing cash flow from operations.

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.